FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______     Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Intercepts 33.8 g/t Au Over 2.35m, 37.4 g/t Au Over 2.10m & 22.8 g/t Au Over 2.20m at New “Lotto North” Discovery

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 2, 2022--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from eighteen diamond drill holes that were completed as part of an ongoing systematic drill program exploring highly prospective segments of the Appleton Fault Zone (“AFZ”) north of the Lotto and proximal to the Dome prospects. New Found’s 100%-owned Queensway project comprises an approximate 1500km2 area, accessible via the Trans-Canada Highway approximately 15km west of Gander, Newfoundland and Labrador.

Lotto North Highlights:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-661	74.65	77.00	2.35	33.79	Lotto N
Including	74.95	75.30	0.35	225.00
NFGC-22-690	69.45	71.55	2.10	37.36	Lotto N
Including	70.15	70.85	0.70	109.00
NFGC-22-717	49.80	52.00	2.20	22.18	Lotto N
Including	49.80	50.80	1.00	48.74

Table 1: Lotto North Drilling Highlights

1Note that the host structures are interpreted to be steeply dipping and true widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  Systematic drilling along the east side of the AFZ north of Lotto has intersected a new, shallow brittle fault zone that hosts high-grade, epizonal-style gold mineralization, named “Lotto North” (Figure 1). This new discovery is hosted by a north-south striking open-ended structure, slightly off trend of the Lotto Main Vein.
  Initial drilling at Lotto North intersected near-surface, high-grade gold mineralization over a strike length of 175m including highlight intervals of 33.79 g/t Au over 2.35m in NFGC-22-661, 37.36 g/t Au over 2.10m in NFGC-22-690, and 22.18 g/t Au over 2.20m in NFGC-22-717 (Figures 1-4).
  Only four holes have been received to date from Lotto North and several priority assays are pending. Exploration drilling will continue to expand on this new high-grade zone, which remains open in all directions and to depth.
  The Lotto-Lotto North segment of the AFZ now demonstrates a combined strike length of 1km, situated within the overall Keats-Lotto corridor that now exceeds 3.2km in strike length.

Melissa Render, VP Exploration for New Found stated: “We are very pleased with the results of our systematic reconnaissance drilling that has been designed to make new discoveries within the +200m wide highly prospective window surrounding the AFZ. The program is working, adding more discoveries along this 3.2km long section of the fault. With today’s announcement of high-grade gold at Lotto North and the recent discovery made at Keats West (see September 27, 2022 release), we continue to gain appreciation for the size of this system and its numerous expressions of near surface, high-grade gold, hosted in an extensive network of fault hosted veining.”

Drillhole Details

Lotto And Lotto North Results:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-574[2]	217	219	2.05	1.66	Lotto FW
And	228.6	230.85	2.25	1.30
And[2]	254.4	258.9	4.5	1.22
NFGC-22-609	95.00	97.55	2.55	8.03	Lotto FW
Including	97.00	97.55	0.55	37.20
And	99.85	102.00	2.15	1.11
NFGC-22-629	62.35	65.00	2.65	2.66	Lotto FW
Including	63.00	63.35	0.35	17.10
NFGC-22-661	74.65	77.00	2.35	33.79	Lotto N
Including	74.95	75.30	0.35	225.00
And	80.60	83.00	2.40	1.26
And	87.00	89.00	2.00	1.28
And	113.00	119.50	6.50	1.54
NFGC-22-664	60.25	62.85	2.6	1.14	Lotto Main
And[2]	66.4	70	3.6	16.13
Including[2]	68.8	69.35	0.55	92.60
NFGC-22-673	79.6	82.35	2.75	1.38	Lotto Main
And[2]	106.8	108.8	2.05	8.29
Including[2]	106.8	107.5	0.75	22.00
And[2]	206.2	210	3.85	152.08
Including[2]	206.2	208.9	2.75	211.91
And[2]	239.8	242.7	2.9	7.92
Including[2]	241.2	241.8	0.65	15.55
NFGC-22-676	88.3	94.05	5.75	3.12	Lotto N
And	133.9	137	3.1	1.20
NFGC-22-684	184	186	2	3.53	Lotto Main
And[2]	206.00	208.65	2.65	1.41
And[2]	211.45	226.40	14.95	12.98
Including[2]	216.30	217.00	0.70	25.30
And Including[2]	224.30	226.40	2.10	72.35
NFGC-22-690	69.45	71.55	2.1	37.36	Lotto N
Including	70.15	70.85	0.7	109.00
And	121.6	123.85	2.3	6.15
Including	123.3	123.85	0.6	15.95
And	157.9	160	2.1	5.51
Including	158.8	159.6	0.8	10.75
NFGC-22-717	49.8	52	2.2	22.18	Lotto N
Including	49.8	50.8	1	48.74

Dome Results:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-548	183.45	186.00	2.55	2.96	Dome
NFGC-22-566	No Significant Values				Dome
NFGC-22-584	No Significant Values				Dome
NFGC-22-595	212.15	214.20	2.05	3.81	Dome
NFGC-22-606	No Significant Values				Dome
NFGC-22-607	250.10	253.35	3.25	1.10	Dome
NFGC-22-622	No Significant Values				Dome
NFGC-22-633	214.00	216.55	2.55	1.21	Dome
And	216.90	220.10	3.20	3.38
And	231.00	233.00	2.00	1.18

Table 2: Summary of composite results reported in this press release for Lotto, Lotto North and Dome

1Note that the host structures are interpreted to be steeply dipping and true widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

2Previously reported interval with host structures interpreted to be steeply dipping and true widths are generally estimated to be 40% to 90% of the reported interval.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM North	Prospect
NFGC-22-548	305	-50	279	658583	5428522	Dome
NFGC-22-566	318	-64	354	658583	5428522	Dome
NFGC-22-574	300	-45	276	658881	5429100	Lotto
NFGC-22-584	300	-45	276	658592	5428575	Dome
NFGC-22-595	300	-45	219	658635	5428665	Dome
NFGC-22-606	300	-45	462	658757	5428535	Dome
NFGC-22-607	300	-45	348	658655	5428770	Dome
NFGC-22-609	278	-56	123	658810	5429026	Lotto
NFGC-22-622	300	-45	156	658732	5428841	Dome
NFGC-22-629	300	-45	144	658788	5429040	Lotto
NFGC-22-633	300	-45	273	658629	5428612	Dome
NFGC-22-661	285	-45	396	659079	5429391	Lotto North
NFGC-22-664	300	-61	174	658919	5429139	Lotto
NFGC-22-673	263	-68	258	658990	5429097	Lotto
NFGC-22-676	300	-45	278	659083	5429446	Lotto North
NFGC-22-684	258	-69	237	658983	5429072	Lotto
NFGC-22-690	270	-42	264	659083	5429446	Lotto North
NFGC-22-717	300	-45	213	659089	5429559	Lotto North

Table 3: Details of drill holes reported in this press release

Queensway 400,000m Drill Program Update

Approximately 74% of the planned 400,000m program at Queensway has been drilled to date with ~60,000m of the core still pending assay results.

Sampling, Sub-sampling, Laboratory and Discussion

True widths of the intercepts reported in this press release have yet to be determined and further exploration is required. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A professional geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades. Once all sample intervals have been chosen, photos of the wet and dry core are taken for future reference.

Technicians saw the core along the defined cut-line. One-half of the core is kept as a witness sample and the other half is submitted for crushing, pulverizing, and assaying. Individual sample bags are sealed and placed into shipping pails and/or nylon shipping bags, sealed and marked with the contents.

Drill core samples are shipped to ALS Canada Ltd. (ALS) for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick; an ISO-17025 accredited laboratory. ALS operates under a commercial contract with New Found.

The entire sample is crushed to approximately 70% passing 2 mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis.

Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

All sample pulps are also analyzed for a multi-element ICP package (ALS method code ICP61).

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated November 2, 2022, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 74% complete, and is well funded for this program with cash and marketable securities of approximately $55 million as of November 2022.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project;; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," “interpreted,” "intends," "estimates," "projects," "aims," “suggests,” “often,” “target,” “future,” “likely,” “pending,” "potential," "goal," "objective," "prospective," “possibly,” “preliminary”, and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: November 2, 2022	By:	/s/ Collin Kettell,
Chief Executive Officer